UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                              AMENDMENT NO. 3

                                    To

                               SCHEDULE 13D

                                   Under

                    THE SECURITIES EXCHANGE ACT OF 1934
                              _______________

                    ROANOKE ELECTRIC STEEL CORPORATION
                             (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)

                                769841 10 7
                              (CUSIP Number)

                              _______________

                        Donald G. Smith, President
                    Roanoke Electric Steel Corporation
                              P. O. Box 13948
                       Roanoke, Virginia 24038-3948
                              (703) 342-1831

                         (Name, Address and Telephone
                         Number of Person Authorized to
                        Receive Notices and Communications)
                              _______________

                              April 29, 1996
                        (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           CUSIP No. 769841 10 7
- ------------------------------------------------------------------------

(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      HOLLINS COLLEGE CORPORATION        54-0506314
- ------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member          (a) [ ]
      of a Group (See Instructions)                  (b) [X]
- ------------------------------------------------------------------------

(3)   SEC Use Only
- ------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)
- ------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings       [ ]
      is Required Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------------

(6)   Citizenship or Place of Organization

      Commonwealth of Virginia
- ------------------------------------------------------------------------

      Number of Shares    (7)  Sole Voting
      Beneficially Owned         Power         236,378 shares (as adjusted
      by Each Reporting                        to reflect the three-for-
      Person With                              two stock split effective
                                               May 1, 1995)
                          ---------------------------------------------

                          (8)  Shared Voting
                                 Power         0 shares
                          ---------------------------------------------

                          (9)  Sole Dispositive
                                 Power         236,378 shares (as adjusted
                                               to reflect the three-for-
                                               two stock split effective
                                               May 1, 1995)
                          ---------------------------------------------

                          (10) Shared Dispositive
                                 Power         0 shares

- ------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                 236,378 shares (as adjusted
                                               to reflect the three-for-
                                               two stock split effective
                                               May 1, 1995)
- ------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row                       [ ]
      (11) Excludes Certain Shares (See
      Instructions)
- ------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount
      in Row (11)                                                2.93%
- ------------------------------------------------------------------------

(14)  Type of Reporting Person (See
      Instructions)                                              CO
- ------------------------------------------------------------------------

ITEM 1.     Security and Issuer

      The class of securities to which this statement relates is Common Stock, no par value, of Roanoke Electric Steel Corporation ("RESCO"), a Virginia corporation. RESCO's address is P.O. Box 13948, Roanoke, Virginia 24038-3948.


ITEM 2.     Identity and Background

      This statement is being filed on behalf of Hollins College Corporation ("Hollins"), a Virginia corporation, which is a four-year women's college. The address of Hollins' principal business and its principal office is 7916 Williamson Road, Roanoke, Virginia 24020.

      Hollins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Hollins has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Hollins being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     Source and Amount of Funds or Other Consideration

      Not applicable. This report is being filed to report a decrease in the number of shares of RESCO Common Stock beneficially owned by Hollins.


ITEM 4.     Purpose of Transaction

      Not applicable.

ITEM 5.     Interest in Securities of the Issuer

      (a) Hollins is the beneficial owner of 236,378 shares of RESCO Common Stock, which represents 2.93% of RESCO's issued and outstanding Common Stock.

      (b) Hollins has sole voting power and sole dispositive power with respect to the 236,378 shares of RESCO Common Stock of which it is the beneficial owner.

      (c) On April 29, 1996, Hollins disposed of 200,000 shares of RESCO Common Stock in a privately-negotiated transaction with RESCO. This reduced Hollins' percentage of beneficial ownership of RESCO Common Stock to 2.93%.

      (d)  Not applicable.

      (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      None.


ITEM 7.     Material to Be Filed as Exhibits

      None.

                                 SIGNATURE



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 29, 1996
                                 _________________________________
                                            (Date)


                                 HOLLINS COLLEGE CORPORATION



                                 By  s/Charles W. Crist
                                     -----------------------------
                                     Charles W. Crist
                                     Treasurer